KongZhong Corporation Reports Unaudited Fourth Quarter
and Fiscal Year 2007 Financial Results

Beijing, China, March 5, 2008 - KongZhong Corporation (NASDAQ: KONG), a leading wireless value-added services (“WVAS”) and wireless media company in China, today announced its unaudited fourth quarter and fiscal year 2007 financial results.

Fourth Quarter 2007 Financial Highlights:

●	Total revenues increased 16% sequentially to $19.81 million, exceeding the Company’s fourth-quarter revenue guidance of $18.5 million to $19.5 million.

●	Total mobile advertising revenues increased 12% sequentially to $298,000.

●	US GAAP net income increased 26% sequentially to $0.69 million. Diluted earnings per ADS were $0.02.

●
Non-GAAP net income increased 15% sequentially to $1.57 million. Non-GAAP diluted earnings per ADS were $0.04. Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures”.

Fiscal Year 2007 Financial Highlights:

●	Total revenues were $74.02 million. Total WVAS revenues were $73.01 million and total mobile advertising revenues were $903,000.

●	US GAAP net income was $2.83 million. Diluted earnings per ADS were $0.08.

●
Non-GAAP net income was $6.01 million. Non-GAAP diluted earnings per ADS were $0.17. Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures”.

Commenting on the results, KongZhong’s Chairman and Chief Executive Officer, Yunfan Zhou, said, “We are happy that our WVAS business has regained growth momentum in Q4 2007. We expect the Company to have a better WVAS business in 2008. In regards to our wireless Internet business, we are glad that we have achieved continual growth in our mobile advertising revenues. We are confident about the future of our wireless Internet business and will continue our efforts to develop Kong.net in 2008.”

Business Highlights:

●
In March 2008, the Company signed a strategic alliance agreement with Focus Wireless Media Technology Co., Ltd. (“Focus Wireless”), a subsidiary of Focus Media Holding Ltd., to jointly expand their respective mobile advertising business by leveraging on the strong advertising sales force of Focus Wireless and KongZhong’s reputable wireless Internet portal Kong.net. The Company expects the strategic alliance to help generate a significant portion of its mobile advertising revenues over the next two years and bring the mobile advertising business to the next level.

●
In January 2008, the Company signed a strategic alliance agreement with China Sports Industry Group Co., Ltd (“CSIG”) to jointly explore business opportunities for developing sports-related content for mobile phones, including wireless value-added services and wireless Internet sites.

●
In January 2008 and February 2008, the Company signed cooperation agreements with Infront to operate the official mobile websites for the Men’s Professional League of the Chinese Basketball Association, China’s National Basketball Teams and China’s National Football Teams.

●
In January 2008, the Company signed an agreement with HiU! Media, a company providing residential community direct marketing advertising network and residential community marketing solutions in China, to purchase 9.87% of the total equity interest in HiU! Media for $1.5 million. The investment was completed in January 2008. Nick Yang, KongZhong’s President, was an early investor in HiU! Media. Through its investment in HiU! Media, Kongzhong expects to strengthen the Kong.net brand by launching advertisement campaigns on HiU! Media’s advertising network.

●
The Company signed cooperation agreements with Xinhua PR Newswire, Dow Jones & Company and Finet Group Limited to provide, on the finance channel of Kong.net, stock quotes and news updates about companies listed on the Shanghai Stock Exchange, the Shenzhen Stock Exchange, the Hong Kong Stock Exchange and the stock exchanges in the United States.

Financial Results:

(Note: Unless otherwise indicated, all financial statement amounts used in this press release are based on US GAAP and denominated in US dollars.)

WVAS segment

	For the Three Months Ended September 30, 2007 (US$ thousands)	For the Three Months Ended December 31, 2007 (US$ thousands)
WVAS Revenues
2.5G:
WAP	$1,938	$2,154
MMS	2,744	2,797
JAVATM	849	664
2G:
SMS	7,564	7,995
IVR	2,603	4,269
CRBT	1,123	1,591
Total WVAS revenues	16,821	19,470
WVAS Cost of revenues	8,006	10,054
WVAS Gross profit	8,815	9,416
WVAS Operating expenses
Product development	2,111	1,965
Sales & marketing	2,990	3,223
General & administrative	1,474	1,568
Subtotal	6,575	6,756
WVAS Operating income	$2,240	$2,660

WVAS Gross margin	52%	48%
WVAS Operating margin	13%	14%

Total WVAS revenues for the fourth quarter increased 16% sequentially to $19.47 million. Revenues from 2.5G services accounted for approximately 29% of total WVAS revenues and revenues from 2G services represented the remaining 71%.

Revenues from 2.5G services, which include services delivered using wireless application protocol (“WAP”), multimedia messaging service (“MMS”), and JAVATM technologies, increased 2% sequentially to $5.62 million. WAP revenues in the fourth quarter of 2007 were $2.15 million, an increase of 11% sequentially. MMS revenues in the fourth quarter of 2007 were $2.80 million, an increase of 2% sequentially. JAVATM revenues in the fourth quarter were $0.66 million, a decrease of 22% sequentially.

Revenues from 2G services, including short messaging service (“SMS”), interactive voice response (“IVR”), and color ring back tone (“CRBT”), increased 23% sequentially to $13.86 million in the fourth quarter of 2007, as we enhanced our 2G sales and promotion efforts. SMS revenues in the fourth quarter of 2007 increased 6% sequentially to $8.00 million. IVR revenues in the fourth quarter of 2007 were $4.27 million, a 64% increase sequentially. CRBT increased 42% sequentially to $1.59 million in the fourth quarter of 2007.

The aggregate revenues from China Unicom, China Telecom and China Netcom accounted for approximately 23% of the total fourth quarter WVAS revenues, while revenues from China Mobile accounted for the remaining 77%.

WVAS Expenses

The WVAS cost of revenues in the fourth quarter of 2007 totaled $10.05 million, an increase of 26% sequentially. WVAS gross margin in the fourth quarter of 2007 decreased to 48% compared to 52% in the third quarter of 2007. The lower gross margin was primarily due to the higher percentage of IVR revenues, which generally were derived at a higher cost compared to other revenues.

Total WVAS operating expenses in the fourth quarter of 2007 were $6.76 million, an increase of 3% sequentially. Product development expenses decreased by 7% sequentially and represented 10% of revenues. Sales and marketing expenses increased by 8% sequentially and represented 17% of revenues, mainly due to increased sales and promotion activities. General and administrative expenses increased by 6% sequentially and represented 8% of revenues.

Wireless Internet segment

	For the Three Months Ended September 30, 2007 (US$ thousands)	For the Three Months Ended December 31, 2007 (US$ thousands)
Mobile advertising revenues	$265	$298
Other revenues	35	42
Total Revenues	300	340
Cost of revenues	174	166
Gross profit	126	174
Operating expenses	2,597	3,223
Operating loss	$(2,471)	$(3,049)

Total mobile advertising revenues, which were mainly generated from KongZhong’s wireless Internet sites, increased 12% sequentially to $298,000 in the fourth quarter of 2007.

Operating expenses related to the Company’s wireless Internet sites were $3.22 million, which included $2.14 million in marketing and advertising expenses.

The Company’s total headcount increased from 791 as of September 30, 2007 to 804 as of December 31, 2007.

Earnings

US GAAP net income totaled $0.69 million in the fourth quarter of 2007, a 26% increase sequentially. Diluted US GAAP earnings per ADS were $0.02 for the fourth quarter.

Non-GAAP net income in the fourth quarter of 2007 was $1.57 million, a 15% increase sequentially. Diluted Non-GAAP earnings per ADS were $0.04 for the fourth quarter.

Balance Sheet and Cash Flow

As of December 31, 2007, the Company had $122.34 million in cash and cash equivalents. Cash in flows from operating activities totaled $0.94 million in the fourth quarter of 2007.

Based upon an analysis of the value of the Company’s assets during 2007, the Company was classified as a passive foreign investment company (“PFIC”) during 2007 for US Federal income tax purposes. Further details about the PFIC rules are available in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2006. US investors are advised to consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances.

Business Outlook:

Based on information available on March 5, 2008, the Company expects total revenues for the first quarter of 2008 to be between $20 million and $21 million.

In 2008, the Company will continue to focus on expanding its wireless Internet business. Consistent with the Company’s operational practice adopted in 2007, a major portion of the operating income generated from the WVAS segment will be invested into the development of the wireless Internet business, which the Company believes will be one of the major drivers of the Company’s growth in the future.

Conference Call:

The Company’s management team will conduct a conference call at 8:30 am Beijing time on March 5 (7:30 pm Eastern time and 4:30 pm Pacific time on March 4, 2008). A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

KongZhong Corporation
Condensed Consolidated Statements of Income
(US$ thousands, except percentages, per share data, and share count)
(Unaudited)

	For the Three Months Ended December 31, 2006	For the Three Months Ended September 30, 2007	For the Three Months Ended December 31, 2007
Revenues	$23,712	$17,121	$19,810
Cost of revenues	11,579	8,180	10,220
Gross profit	12,133	8,941	9,590
Operating expense
Product development	2,629	3,216	3,047
Sales & marketing	4,151	4,481	5,363
General & administrative	1,927	1,475	1,569
Subtotal	8,707	9,172	9,979
Operating income (loss)	3,426	(231)	(389)
Non-operating income (expenses)
Interest income	1,031	945	889
Other expense	(11)	-	-
Subtotal	1,020	945	889
Income before tax expense	4,446	714	500
Income tax expense	782	170	(187)
Net income	$3,664	$544	$687

Basic earnings per ADS	$0.10	$0.02	$0.02
Diluted earnings per ADS	$0.10	$0.02	$0.02
ADS outstanding (million)	35.28	35.58	35.58
ADS used in diluted EPS calculation (million)	35.71	35.75	35.81

KongZhong Corporation
Condensed Consolidated Statements of Income
(US$ thousands, except percentages, per share data, and share count)
(Unaudited)

	For the Twelve Months Ended December 31, 2006	For the Twelve Months Ended December 31, 2007
Revenues	$106,769	$74,017
Cost of revenues	47,665	36,496
Gross profit	59,104	37,521
Operating expense
Product development	12,026	12,535
Sales & marketing	16,755	18,094
General & administrative	9,105	7,221
Subtotal	37,886	37,850
Operating income (loss)	21,218	(329)
Non-operating income (expenses)
Interest income	3,867	3,810
Investment gain	1,241	208
Other expense	(50)	-
Subtotal	5,058	4,018
Income before tax expense	26,276	3,689
Income tax expense	1,584	857
Net income	$24,692	$2,832

Basic earnings per ADS	$0.71	$0.08
Diluted earnings per ADS	$0.69	$0.08
ADS outstanding (million)	34.99	35.58
ADS used in diluted EPS calculation (million)	35.67	35.77

KongZhong Corporation
Condensed Consolidated Statements of Cash Flows
(US$ thousands)
(Unaudited)

	For the Year Ended December 31, 2006	For the Year Ended December 31, 2007
Cash Flows From Operating Activities
Net Income	$24,692	$2,832
Adjustments to reconcile net income to net cash
provided by operating activities
Share-based compensation	1,638	2,550
Depreciation and amortization	3,030	2,771
Loss on disposal of property and equipment	17	11
Gain on sales of investment	(1,241)	(208)
Changes in operating assets and liabilities	(126)	(4,640)
Net Cash Provided by Operating Activities	28,010	3,316

Cash Flows From Investing Activities
Proceeds from sales of investment	1,741	208
Purchase of property and equipment	(2,518)	(1,928)
Acquisition of subsidiaries	(17,139)	(17,000)
Net Cash Used in Investing Activities	(17,916)	(18,720)

Cash Flows From Financing Activities
Proceeds from exercise of share options	2,214	152
(Increase) in minority interest	(24)	-
Net Cash Provided by Financing Activities	2,190	152

Effect of foreign exchange rate changes	1,976	6,193

Net increase (decrease) in Cash and Cash Equivalents	$14,260	$(9,059)
Cash and Cash Equivalents, Beginning of Period	$117,142	$131,402
Cash and Cash Equivalents, End of Period	$131,402	$122,343

KongZhong Corporation
Condensed Consolidated Balance Sheets
(US$ thousands)
(Unaudited)

	December 31, 2006	September 30, 2007	December 31, 2007
Cash and cash equivalents	$131,402	$119,525	$122,343
Accounts receivable (net)	11,569	13,764	14,993
Other current assets	2,375	3,680	4,498
Total current assets	145,346	136,969	141,834

Rental deposits	461	434	447
Intangible assets	1,997	1,438	1,266
Property and equipment (net)	3,101	3,279	3,427
Goodwill	15,836	33,964	34,919
Total assets	$166,741	$176,084	$181,893

Accounts payable	$6,013	$5,604	$5,597
Other current liabilities	4,809	5,054	5,697
Total current liabilities	10,822	10,658	11,294

Non-current deferred tax liability	142	103	123
Total liabilities	$10,964	$10,761	$11,417

Shareholders’ equity	155,777	165,323	170,476
Total liabilities & shareholders’ equity	$166,741	$176,084	$181,893

Non-GAAP Financial Measures

To supplement the unaudited condensed statements of income presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses non-GAAP financial measures (“Non-GAAP Financial Measures”) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company's current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, our calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company's non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization or write-off of intangibles, gain and loss on investment, and non-cash share-based compensation expense.

Reconciliation of the Company's Non-GAAP Financial Measures to the GAAP financial measures is set forth below.

	For the Three Months Ended December 31, 2006	For the Three Months Ended September 30, 2007	For the Three Months Ended December 31, 2007
GAAP Net Income	$3,664	$544	$687
Non-cash share-based compensation	301	618	672
Amortization or write-off of intangibles	230	211	215
Non-GAAP Net Income	$4,195	$1,373	$1,574

Non-GAAP adjusted diluted net income per ADS ønote 1÷	$0.12	$0.04	$0.04

Note 1: The Non-GAAP adjusted net income per ADS is computed using Non-GAAP Net Income and number of ADS used in GAAP diluted EPS calculation, where the number of ADS is adjusted for dilution due to employee share based compensation.

About KongZhong:

KongZhong Corporation is a leading wireless value-added services and wireless media company in China. The Company delivers wireless value-added services to consumers in China through multiple technology platforms including wireless application protocol (“WAP”), multimedia messaging service (“MMS”), JAVATM, short messaging service (“SMS”), interactive voice response (“IVR”), and color ring-back tone (“CRBT”). The Company also operates three wireless Internet sites, Kong.net, Ko.cn and cn.NBA.com, which enable users to access media, entertainment and community content directly from their mobile phones.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless Internet and mobile advertising industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless Internet and mobile advertising industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in this market; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet segment; changes in the regulations or policies of the Ministry of Information Industry and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts

Investor Contact:	Media Contact:
Sam Sun	Xiaohu Wang
Chief Financial Officer	Manager
Tel.: +86 10 8857 6000	Tel: +86 10 8857 6000
Fax: +86 10 8857 5891	Fax: +86 10 8857 5900
E-mail: ir@kongzhong.com	E-mail: xiaohu@kongzhong.com